UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Moscow CableCom Corp.

Full Name of Registrant

Andersen Group, Inc.

Former Name if Applicable

590 Madison Avenue, 38th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, Sate and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

☐	and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed).

The Company is unable to file its annual report on Form 10-K for the year ended December 31, 2005, within the prescribed time period because the Company has been temporarily understaffed, including the absence of a Finance Director at its primary operating subsidiary in Moscow. Despite diligent efforts by financial management and personnel, the Company has not been able to fully complete the analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the year ended December 31, 2005 without incurring unreasonable effort and expense.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O’Shea	860	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes            ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes            ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated in Part III to this Form 12b-25, the Company is still in the process of completing analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the year ended December 31, 2005. Subject to full review of all accounting and disclosure matters, the Company expects to report in its Form 10-K changes in its results of operations, as outlined below.

All statements included or incorporated by reference in this Report, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning projected reported net revenue, costs and expenses and gross margin for the year ended December 31, 2005; our accounting estimates, assumptions and judgments utilized in developing the following explanations of anticipated changes in the results of our operations, as we expect them to be reported in our Annual Report on Form 10-K for the period then ended.

The following analysis presents a discussion of the estimated results of operations for the year ended December 31, 2005 in comparison to the unaudited results of operations for the twelve month period ended December 31, 2004 (“2004”). Effective December 31, 2004, the Company changed its fiscal year end from an end of February fiscal year end to a December 31, 2004, and accordingly, it filed a Transition Report on Form 10-K for the ten month period ended December 31, 2004 (“TP04”). The Company believes that the comparison of 2005 results with the unaudited results for 2004 are more appropriate than comparing the 2005 results with the TP04 results.

The Company’s sales increased to approximately $10,200,000 in 2005 from $6,132,000 in 2004. The increase in sales in 2005 resulted primarily from the expansion of its “homes passed” network for the delivery of cable television and Internet access services in Moscow, Russia. As a result of this, and the Company’s marketing efforts, during the year, the number of subscribers for its premium television services increased by 114.9% and the number of subscribers for its Internet access services increased by 115.4%.

Cost of sales increased to approximately $8,249,000 as compared to $5,153,000 during 2004, and the gross margins generated by these sales increased to approximately $1,951,000 as compared to $949,000 in 2004, primarily as a result of the increased leverage of its fixed cost structure, and in particular the depreciation and amortization expense component of cost of sales.

Operating expenses for 2005 increased to approximately $12,061,000 as compared to operating expenses of $7,584,000 in 2004, due to increased personnel costs associated with various executives appointed during the year and severance payments and accruals to certain executives and employees. Marketing costs also increased, as did facilities and office expenses due to the expansion of the Company’s operations.

The Company’s interest expense increased to approximately $2,452,000 compared to interest expense of $357,000 in 2004. This increase was due to an $18.5 million loan entered into in connection with a $51 million financing agreement with Columbus Nova Capital, which also purchased 4,500,000 shares of our newly authorized Series B Convertible Preferred Stock for an aggregate purchase price of $22,500,000. The 2005 interest expense excludes $368,000 of interest costs that have been capitalized into the construction of the Company’s “last mile” access network in Moscow, Russia.

Investment income and other income increased to approximately $1,127,000 in 2005 as compared to $906,000 in 2004. Increased interest income from the investment of the unused portion of the proceeds from the Columbus Nova financing was partially offset by lower gains from the Company’s investment in common stocks of financial institutions and from the nonrecurrence of a precious metals recovery relating to the Company’s former subsidiary, the operations of which were sold in March 2002.

During 2005, the Company recorded a non-cash charge of $10,718,000 against its accumulated deficit relating to the beneficial conversion feature of the Series B Convertible Preferred Stock issued to Columbus Nova due to its issue price being less than the market value of the Company’s Common Stock. This charge has been factored in the calculation of the Company’s loss attributable to Common Shareholders.

Moscow CableCom Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2006	By:	/s/ Andrew M. O’Shea
Andrew M. O’Shea Chief Financial Officer and Secretary